Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Inc. Announces US$1.75 Billion Offering of Debt
     Securities

     TORONTO, July 30 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it has priced a US$1,750,000,000 underwritten public offering of debt securities, consisting of US$1,400,000,000 aggregate principal amount of
6.800% senior notes due 2018 and US$350,000,000 aggregate principal amount of
7.500% senior notes due 2038. The net proceeds from the issuance of the debt securities will be approximately US$1.73 billion, which are expected to be used for general corporate purposes, including the repayment of a portion of
RCI's outstanding debt. Pending any such use, RCI may invest the net proceeds in bank deposits and short-term marketable securities. The sale of the debt securities is expected to close on August 6, 2008.
     The debt securities will be issued by RCI and guaranteed by two of its wholly owned subsidiaries, Rogers Wireless Partnership ("Wireless") and Rogers
Cable Communications Inc. ("Cable"). Citi and J.P. Morgan Securities Inc. are
joint book-running managers for the offering.
     RCI has filed a shelf registration statement on Form F-9 (including a prospectus) with the SEC for this offering. Interested parties should read the prospectus in that registration statement together with the preliminary and final prospectus supplements for this offering and other documents RCI has filed with the SEC that have been incorporated by reference into the prospectus supplement for more complete information about RCI and this offering. These documents are available at no charge by visiting EDGAR on the
SEC website at www.sec.gov. Alternatively, these documents will be made available by any underwriter or dealer participating in the offering to interested parties who make a request by calling Citi toll-free at (877)
858-5407 or by calling J.P. Morgan Securities Inc. collect at (212) 834-4533.
     The debt securities are not being offered in Canada or to any resident in
Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Caution Concerning Forward-Looking Statements

     This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.
     More detailed information about these factors may be found in filings by
RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

     About Rogers Communications Inc.

     RCI is a diversified Canadian communications and media company. RCI is engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of Canada's only national
Global System for Mobile Communications ("GSM") based network. Through Cable,
RCI is one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Rogers Media
Inc., RCI is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. RCI is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New
York Stock Exchange (NYSE: RCI).

     %SEDAR: 00003765E          %CIK: 0000733099

     /For further information: please contact: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; or Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 20:08e 30-JUL-08